Exhibit (a)(1)(Z)
Capital Tax Track Acceptance Letter
Intel Corporation (“Intel”) has elected, in order to benefit its Israeli employees, to apply the “Capital Tax Track” under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”) to options and stock units available under the various employee benefit plans adopted and implemented by Intel (“Options” and “RSU’s” accordingly) and granted from April 1, 2003 onwards, subject to Intel’s absolute discretion to change such election on future grants.
On September 28th 2009 Intel provided eligible employees a limited opportunity to exchange outstanding underwater stock options for fewer, new stock options (the “Offer to Exchange”). The “Capital Tax Track” will apply to new options granted to you subsequent to the Offer to Exchange subject to your acceptance of the terms set out below. Intel’s subsidiaries in Israel (“Intel Israel”) have obtained a tax ruling from The Israeli Tax Authority regarding the taxation of the exchanged stock options under Section 102, while avoiding a cash tax event for the employees upon the exchange of the options.
The “Capital Tax Track” election will enable you to enjoy low tax rates on the income received upon disposition of the Common Stock issued from Options granted to you under Intel Corporation 2006 Equity Incentive Plan, provided however that you meet all the requirements under Section 102 of the Ordinance and the Income Tax (Tax Abatement on the Grant of Shares to Employees) Regulations 2003 (the “Regulations”).
Below you will find a brief description of the Israeli tax consequences of the “Capital Tax Track”. PLEASE NOTE THAT THE SUMMARY BELOW IS ONLY A BRIEF SUMMARY THAT DOES NOT COVER ALL THE PROVISIONS OF SECTION 102 OF THE ORDINANCE AND THE REGULATIONS AND IS NOT INTENDED TO PROVIDE ANY TAX ADVICE. IN ADDITION, THE TAX LAWS AND REGULATIONS DESCRIBED HEREIN ARE SUBJECT TO CHANGE. THERFORE, IT IS RECOMMENDED THAT YOU CONSULT A TAX ADVISER BEFORE ACCEPTING THIS LETTER AND BEFORE EXERCISING ANY OPTION OR DISPOSING COMMON STOCK.
The main restrictions that are included under Section 102 of the Ordinance and the main provisions of the tax ruling obtained by the company in relation to the RSU’s are as follows:
(1) Your Options and any Common Stock issued from such Options will be held or controlled by a trustee for a period no shorter than defined in Section 102 of the Ordinance (as of Oct 14th, 2009 - 24 months from the grant date), or any shorter period of time determined by the Israeli Income Tax Authorities (“Lock-Up Period”).
(2) During the Lock-Up Period you will not sell, pledge, release from trust or otherwise perform any transaction (other than exercise Options into Common Stock held/controlled by the trustee) in connection to the Options or Common Stock granted to you.
Provided that all conditions set by the Ordinance under the “Capital Tax Track” are met, including the above conditions, you will be taxed upon the earlier of (1) the disposition of Common Stock issued under the awards or (2) the withdrawal from trust of Options, or Common Stock issued from Options.

New options originating from stock option awards granted from April 1st 2003 and onwards will be considered as new options under the capital tax track rules. The appreciation over the fair market value of the Common Stock upon grant will be classified as capital gain and be taxed at a rate of 25% (as of today). You will not be required to pay social security and health tax on that portion of gain that will be classified as capital gain and the remainder of the gain (up to the fair market value) of the common stock upon grant as described below will be classified as ordinary income (and be subject to national insurance and health tax).
New options originating from stock option awards granted on or before March 31st 2003, which were originally granted under an ordinary tax path, will carry a linear tax calculation in order to split a future gain between ordinary income and capital gain. The linear calculation will be calculated by the total value of the benefit on the exercise date, multiplied by the number of days from the original grant date of the exchanged options and up to the exchange date and divided by the total number of days from the original grant date of the exchanged options up to the exercise date of the new options.
The fair market value of the Common Stock upon grant will be calculated based on the average share price during 30 consecutive trading days prior to the grant (or otherwise as determined by the Israeli Tax Authorities).
If you sell your Common Stock before the end of the Lock-Up Period or release the Options and/or the Common Stock from the trustee in order not to sell them, you will be subject to income tax on the whole taxable amount, at your marginal income tax rate, and will be also required to pay social security and health tax contributions on all your gain.
In order to enable you to enjoy the benefits of the “Capital Tax Track” for the exchanged options and the tax ruling arrangement, please express your acceptance and confirmation to the following terms, by signing your name at the bottom of this letter:
1. I undertake to comply with all the terms and conditions set under Section 102 of the Ordinance with regard to the “Capital Tax Track” and the Regulations, and the conditions of the tax ruling detailed above.
2. I have had the opportunity to obtain the advice of counsel prior to accepting this letter. I understand the provisions of Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Tax Track” in particular and the conditions of the tax ruling obtained by the company in respect to the stock option exchange program.
3. I agree that the Options granted to me following April 1, 2003, and the Common Stock that may be derived from such Options, will be held or controlled by a trustee. I hereby agree to bear the trustee’s commission and other costs related to such trust.
4. I understand that any release of such Options or Common Stock from trust, or any sale of the Common Stock prior to the termination of the Lock-Up Period, will result in taxation at my marginal tax rate, in addition to national insurance and health tax contributions.
5. I understand that any personal residency tax agreement I previously received from the Israeli Tax Authority regarding the exchanged options will now apply in partial to the portion of my gain that will be attributed, upon future exercise, to the timing point of the exchange.
6. I understand that if I do not sign this Capital Tax Track acceptance letter any gains arising from the exchanged options will be classified as ordinary income and will be subject to national insurance and health tax.
7. I hereby agree to the trust letter between Intel Israel and The Trustee.

If you understand and agree to all the terms and conditions of this Confirmation Letter please accept this message by signing your name at the bottom.
Name: _____________ WWID: ___________
Date: ___________ Signature: ___________

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